SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Accelr8 Technology Corporation

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

00430 420 0

(CUSIP Number)

Abeja Ventures, LLC Attn: Lawrence Mehren, Manager 5661 North Calle Mayapan Tuscon, Arizona 85718	Copies to: Daniel M. Mahoney Snell & Wilmer L.L.P. One Arizona Center Phoenix, Arizona 85004
(520) 344-9508	(602) 382-6206

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 20, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 004304 20 0
1	Names of Reporting Persons. Abeja Ventures, LLC
2	Check the Appropriate Box if a Member of a Group (a)☐ (b)☑
3	SEC Use Only
4	Source of Funds AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 3,509,831
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,509,831
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 31.6%
14	Type of Reporting Person OO

CUSIP No. 004304 20 0

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, no par value (the “Common Stock”), of Accelr8 Technology Corporation, a Colorado corporation (the “Company”). The Company’s principal executive offices are located at 7000 North Broadway, Building 3-307, Denver, Colorado 80221.

Item 2. Identity and Background

(a), (b), (c), (f) This Schedule 13D is filed on behalf of Abeja Ventures, LLC (“Abeja”). Abeja is a limited liability company organized in Delaware. Abeja was formed for purposes of facilitating a significant investment in the Company, as described in response to Item 4 below. The address of Abeja’s principal office is 5661 N. Calle Mayapan, Tucson, Arizona 85718.

The following table sets forth the name, citizenship and present principal occupation or employment of each manager of Abeja. Unless otherwise indicated, the business address of each such person is c/o Abeja Ventures, LLC, 5661 N. Calle Mayapan, Tucson, Arizona 85718.

Name	Position/Occupation	Citizenship
Lawrence Mehren (“Mehren”)	Manager of Abeja; Executive; Investor	USA
Jack Schuler (“Schuler”)	Manager of Abeja; Board Member; Investor	USA
John Patience (“Patience”)	Manager of Abeja; Board Member; Investor	USA

(d) and (e) During the last five years, neither Abeja nor any manager of Abeja has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Abeja has entered into Voting Agreements with holders of 3,509,831 shares of the Company’s issued and outstanding Common Stock (the “Voting Agreements”). The shares of Common Stock subject to the Voting Agreements, to which this Statement relates, have not been purchased by Abeja, and thus no funds were used for such purpose.

Abeja did not pay any consideration to the stockholders that are parties to the Voting Agreements in connection with their execution and delivery of the Voting Agreements. The Voting Agreements are described below in Item 4, which is incorporated herein by reference in response to this Item 3.

Item 4. Purpose of Transaction

(a), (b) & (e) Abeja has entered into a Securities Purchase Agreement, dated as of April 20, 2012, with the Company, pursuant to which the Company has agreed to sell, and Abeja has agreed to purchase, 14,000,000 shares of Common Stock for an aggregate cash purchase price of $14,420,000. Such transactions are subject to certain conditions specified in the Securities Purchase Agreement, including (without limitation) approval of certain matters by the Company’s stockholders at a special meeting scheduled to be held on June 26, 2012, Upon the closing of the transactions contemplated by the Securities Purchase Agreement, the Company would also issue to Abeja warrants to purchase an aggregate of 14,000,000 additional shares of Common Stock, including a warrant to purchase 7,000,000 shares of Common Stock at an exercise price equal to $1.03 per share and a warrant to purchase 7,000,000 shares of Common Stock at an exercise price equal to $2.00 per share, both of which will be exercisable for a period of five years following the closing of the transaction.

CUSIP No. 004304 20 0

As of the date hereof, there are 11,103,367 shares of Common Stock issued and outstanding. Accordingly, if the transactions described above are completed, Abeja would hold approximately 55.8% of the issued and outstanding Common Stock immediately after the closing. Accordingly, the transactions (if completed) would result in a change of control with respect to the Company. Assuming Abeja’s full exercise of the warrants to be issued in connection with the transactions (and no other issuances of Common Stock), Abeja would hold approximately 71.6% of the issued and outstanding Common Stock.

(d) & (g) In connection with the execution of the Securities Purchase Agreement, Abeja entered into the Voting Agreements, pursuant to which the stockholders that are parties to the Voting Agreements have appointed Abeja as their proxy and attorney-in-fact to vote all shares of Common Stock held by them in favor of the Securities Purchase Agreement and the transactions contemplated thereby (including, without limitation, the investment transaction described above and certain amendments to the Company’s Articles of Incorporation, as amended). Such stockholders have also agreed not to support or vote in favor of certain types of competing transactions with respect to the Company. A copy of the form of Voting Agreement with a Schedule of Signatories is attached as Exhibit 99.1 to this Schedule 13D.

Pursuant to the Securities Purchase Agreement, if and when the transactions contemplated thereby are consummated, Charles E. Gerretson and John D. Kucera will resign as directors of the Company, David Howson will resign as President and director of the Company, and Thomas Geimer will resign as the Chief Executive Officer and Chief Financial Officer of the Company. Mr. Geimer will remain a director of the Company following the closing. Also upon the closing, Messrs. Mehren, Schuler and Patience would be appointed to the Company’s Board of Directors. Mr. Mehren would also be appointed as the Chief Executive Officer of the Company.

The Securities Purchase Agreement also provides that, as a condition to the closing of the transactions described above, the Company’s stockholders must vote to approve certain amendments to the Company’s Articles of Incorporation, as amended, which would (i) increase the number of authorized shares of Common Stock by 26,000,000 shares, to a total of 45,000,000 shares, and (ii) permit the Company’s stockholders to take action by less than unanimous written consent in the manner contemplated by Colorado law.

Abeja has no plans or proposals that relate to or would result in any of the actions or transactions described in paragraphs (c), (f), (h), (i) or (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of Issuer

(a) As a result of the execution of the Voting Agreements, as of the date hereof, Abeja may be deemed to beneficially own an aggregate of 3,509,831 shares of Common Stock, which represents 31.6% of the Company’s outstanding Common Stock. For purposes of such calculation, this Schedule 13D assumes that 11,103,367 shares of Common Stock are issued and outstanding (as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended January 31, 2012).

(b) The number of outstanding Common Stock that may be deemed to be beneficially owned by Abeja with respect to which there is (i) sole voting power is 0 shares, (ii) shared voting power is 3,509,831 shares, with respect to those matters described in Item 4 of this Schedule 13D, (iii) sole dispositive power is 0 shares, and (iv) shared dispositive power is 0 shares.

CUSIP No. 004304 20 0

(c) Except for the Securities Purchase Agreement, the Voting Agreements and the transactions contemplated by those agreements, neither Abeja nor, to Abeja’s knowledge, any of its managers, has effected any transaction in the Common Stock during the past 60 days.

(d) Neither Abeja nor any of its managers has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in Items 3, 4 and 5, which are incorporated herein by reference in response to this Item 6, to Abeja’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, with respect to any securities of the Company.

Item 7. Material to be Filed as Exhibits

Exhibit 99.1 Form of Voting Agreement between stockholders and Abeja Ventures, LLC (with Schedule of Signatories attached).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

ABEJA VENTURES, LLC

Date: May 3, 2012	By:	/s/ Lawrence Mehren
Lawrence Mehren, Manager